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Exhibit 12.1

MADISON GAS AND ELECTRIC COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,					Six Months Ended
(Thousands of dollars)	1996	1997	1998	1999	2000	6/30/00	6/30/01
EARNINGS:
Income before interest expense	$17,318	$33,247	$33,085	$35,785	$41,484	$18,860	$22,168
Add:
Income Tax Items	12,553	11,940	10,723	12,268	15,416	6,013	8,050
Income Tax on Other Income	670	1,571	1,441	1,175	814	576	1,369
Amortization of debt discount, premium and expense	288	288	288	317	322	152	175
Interest component on rentals	277	896	912	918	905	473	465
Allowance for funds used during construction - borrowed funds	21	15	66	155	176	97	108

Total Earnings Before Interest and Taxes	$31,127	$47,957	$46,515	$50,618	$59,117	$26,171	$32,335

FIXED CHARGES:
Interest on long term debt	$9,815	$9,641	$10,234	$11,500	$12,622	$5,961	$6,535
Other interest	1,097	1,098	687	694	1,683	508	721
Amortization of debt discount, premium and expense	288	288	288	317	322	152	175
Interest component of rentals	277	896	912	918	905	473	465

Total Fixed Charges	$11,477	$11,923	$12,121	$13,429	$15,532	$7,094	$7,896

RATIO OF EARNINGS TO FIXED CHARGES	2.71	4.02	3.84	3.77	3.81	3.69	4.09

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  Exhibit 12.1